QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated November 30, 2007, the related letter of transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
and the Associated Preferred Stock Purchase Rights

of

THE GENLYTE GROUP INCORPORATED

at

$95.50 Net Per Share

by

GOLF MERGER SUB, INC.

a wholly owned subsidiary of

PHILIPS HOLDING USA INC.

a wholly owned subsidiary of

KONINKLIJKE PHILIPS ELECTRONICS N.V.

Golf Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation ("Parent"), is offering to purchase all outstanding shares of common stock, par value $0.01 per share of The Genlyte Group Incorporated, a Delaware corporation (the "Company"), including, if any, the associated preferred stock purchase rights issued under the Rights Agreement, dated as of September 13, 1999, between the Company and The Bank of New York (such rights, together with the shares of the Company's common stock, the "Shares"), at $95.50 per Share in cash, net to the seller, without interest and subject to any applicable withholding of taxes (the "Offer Price") and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 2007 (the "Offer to Purchase") and in the related letter of transmittal (such letter of transmittal, together with the Offer to Purchase and any amendments or supplements thereto, the "Offer"). Purchaser or Parent will pay all fees and expenses of Goldman, Sachs & Co. (the "Dealer Manager"), Citibank, N.A. (the "Depositary") and Georgeson Inc. (the "Information Agent") in connection with the Offer. Following the Offer, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT (NEW YORK CITY
TIME) ON JANUARY 2, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 25, 2007 (as such may be amended or supplemented from time to time, the "Merger Agreement"), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following completion of the Offer and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement and in accordance with relevant provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation and will become a direct wholly owned subsidiary of Parent. Each Share issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") other than (i) the Shares owned by Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or any affiliate of Parent or Purchaser and the Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties and (ii) the Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL will be converted into the right to receive an amount in cash equal to the Offer Price. Appraisal rights will be available to holders of the Shares who do not vote in favor of adoption of the Merger Agreement, subject to, and in accordance with, Delaware law. A holder of the Shares must properly perfect its right to seek an appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights provided under Delaware law. See Section 15—"Certain Legal Matters" of the Offer to Purchase. The Merger Agreement is more fully described in Section 11—"Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements—The Merger Agreement" of the Offer to Purchase.

        The board of directors of the Company unanimously adopted resolutions (i) approving, adopting and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the "Transactions"), in accordance with the DGCL, and determining that the terms of the Transactions are fair to, and in the best interests of, the holders of the Shares and (ii) recommending that the holders of the Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and adopt the Merger Agreement, if required.

        The Offer is not conditioned upon obtaining, or the funding of, any financing arrangements. The Offer is conditioned upon, among other things, (i) there being validly tendered and not validly withdrawn, prior to the expiration of the Offer, a number of the Shares which, together with the Shares beneficially owned by Parent, Purchaser and its affiliates, represent one Share more than 50% of the Shares outstanding (determined on a fully diluted basis) immediately prior to the acceptance of the Shares pursuant to the Offer and (ii) any mandatory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of the Shares pursuant to the Offer having expired or been terminated and certain other required filings in jurisdictions outside the United States having been made, and any approvals relating to such filings having been obtained or, if applicable, any mandatory waiting periods related to such filings having expired (the "Regulatory Approvals Condition"). Certain other conditions to consummation of the Offer are described in Section 13—"Certain Conditions to the Offer" of the Offer to Purchase.

        Upon the terms and subject to the conditions set forth in the Offer to Purchase and the letter of transmittal (and, if the Offer is extended or amended, including the terms and conditions of such extension or amendment), Purchaser will accept for payment, and pay for, all Shares tendered pursuant to the Offer and not validly withdrawn on or prior to the Expiration Date. "Expiration Date" means 12:00 midnight (New York City time) on January 2, 2008, unless and until Purchaser has extended the period for which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended by Purchaser, expires. Because of the need to obtain the regulatory approvals pursuant to the Regulatory Approvals Condition prior to the consummation of the Offer, the Offer may be extended beyond the scheduled Expiration Date at least one or more times. See Section 15—"Certain Legal Matters" of the Offer to Purchase.

        In all cases, payment for the Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account or an affidavit of loss relating to such certificate), (ii) a properly completed and duly executed letter of transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of a letter of transmittal) and (iii) any other documents required by the letter of transmittal.

        The Offer Price paid to any holder of the Shares for the Shares tendered in the Offer will be the highest per-Share consideration paid to any other holder of the Shares for the Shares tendered in the Offer.

        For purposes of the Offer (including during a subsequent offering period), Purchaser will be deemed to have accepted for payment the Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Payment for the Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as the agent for holders of tendered Shares for the purpose of receiving payments from Purchaser and transmitting those payments to such holders. If Purchaser extends the Offer, is delayed in its acceptance for payment of the Shares or is unable to accept the Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on Purchaser's behalf, retain the tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—"Withdrawal Rights" of the Offer to Purchase or as otherwise required by Rule 14e-1(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under no circumstances will interest on the purchase price for the Shares be paid, regardless of any delay in making such payment.

        The Merger Agreement provides that the tender offer may, and in certain events is required to, be extended, as follows: (i) by Purchaser, for one or more consecutive increments of not more than ten business days each, if at any otherwise scheduled Expiration Date of the Offer any of the conditions to Purchaser's obligation to purchase the Shares are not satisfied or waived; (ii) by Purchaser, for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer; (iii) by Purchaser, to make available a "subsequent offering period" in accordance with Rule 14d-11 of the Exchange Act; (iv) by Purchaser, upon the request of the Company if, at any otherwise scheduled Expiration Date of the Offer, any condition to the Offer is not satisfied or waived, for one or more consecutive increments of not more than ten business days each until the earlier of the termination of the Merger Agreement in accordance with its terms and May 23, 2008; (v) by Purchaser, upon the request of the Company if, at any time prior to January 2, 2008, the Company has received an "Acquisition Proposal" (as defined in Section 11—"Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements—The Merger Agreement—Covenants and Agreements" of the Offer to Purchase) that has not been withdrawn as of the date of the request for the extension of the Offer by the Company for ten business days, provided that the Company may only make this request one time or (vi) by Purchaser, upon the request of the Company, to make available a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act of not less than ten business days, except that Purchaser is not required to make available such a subsequent offering period in the event that, prior to the commencement of such subsequent offering period, Parent and Purchaser, directly or indirectly, own more than 90% of the outstanding Shares.

        On the terms and subject to conditions of the Offer and the Merger Agreement, as soon as practicable after the Expiration Date and in accordance with Rule 14e-1 of the Exchange Act, which requires that a bidder pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer, Purchaser will accept and pay for all of the Shares validly tendered and not validly withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer. See Section 13—"Certain Conditions of the Offer" of the Offer to Purchase.

        Any extension, amendment or termination of the Offer will be followed as promptly as practicable by a public announcement consistent with the requirements of the SEC. The announcement of any extension of the Offer will be issued no later than 9:00 a.m. (New York City time) on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 of the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting Purchaser's obligation under such rules or the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise make any public announcement other than by issuing a press release to a national news service.

        If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 of the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. Purchaser understands the SEC's view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. A change in the offer price or a change in percentage of securities sought generally requires an offer remain open for a minimum of ten business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, the Shares tendered prior to the Expiration Date and not validly withdrawn in accordance with Section 4—"Withdrawal Rights" of the Offer to Purchase. If Purchaser includes a subsequent offering period, Purchaser will accept for payment, and promptly pay for all validly tendered Shares as they are received during any such subsequent offering period. Subject to the terms of the Merger Agreement and the applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law as described in Section 13—"Certain Conditions of the Offer" of the Offer to Purchase.

        Tenders of the Shares made pursuant to the Offer are irrevocable, except that holders of Shares may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, such holders may also withdraw the tendered Shares at any time after January 29, 2008. Pursuant to Rule 14d-11 of the Exchange Act, no withdrawal rights will apply to the Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to the Shares tendered in the Offer and accepted for payment. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing such Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If the Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 3—"Procedure for Tendering the Shares" of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Depositary to be credited with the withdrawn Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. If Purchaser extends the Offer, is delayed in its acceptance for payment of the Shares or is unable to accept the Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain the tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders for the Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. Withdrawn Shares, however, may be retendered by following one of the procedures described in Section 3—"Procedure for Tendering the Shares" of the Offer to Purchase at any time prior to the Expiration Date.

        The information required to be disclosed by Rule 14d-6(d)(1) of the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        In accordance with the Merger Agreement, the Company has provided Purchaser with the Company's stockholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to holders of the Shares. This Offer to Purchase and the related letter of transmittal, together with the Company's Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of the Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of the Shares, to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

        The Offer to Purchase, the related letter of transmittal and the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company's board of directors and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

        Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the letter of transmittal and all other tender offer materials may be directed to the Information Agent and will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

GEORGESON INC.

199 Water Street, 26th Floor
New York, NY 10038

Banks and Brokers Call:
(212) 440-9800

All Others Please Call Toll-free:
(888) 679-2871

The Dealer Manager for the Offer is:

GOLDMAN, SACHS & CO.

85 Broad Street
New York, NY 10004

Please Call Toll-free:
(800) 323-5678

Please Call Collect:
(212) 902-1000

The Depositary for the Offer is:

CITIBANK, N.A.

By Mail:
Citibank, N.A.
c/o Mellon Investor Services LLC
P.O. Box 3301
South Hackensack, NJ 07606-3301

By Hand or Overnight Courier:
Citibank, N.A.
c/o Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, NJ 07310

By Facsimile (for Guarantees of Delivery):
For Eligible Institutions Only:	For Confirmation Only Telephone:
(201) 680-4626	(201) 680-4860

November 30, 2007

QuickLinks

  Exhibit (a)(1)(G)